06006562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 3 0 2006
503

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SEC FILE NUMBER
8-50272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2005 (MM/DD/YY) AND ENDING 3/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Samsung Securities (America), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

405 Lexington Avenue, 50th Floor,
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hyeong Jun Kim — 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 7/7/06

AFFIRMATION

I, Hyeong Jun, Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Samsung Securities (America), Inc. for the year ended March 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/16/2006
Date

President
Title

Notary Public

MANDY YEE
Notary Public, State of New York
No. 01YE6133330
Qualified in Kings County
Commission Expires Sept. 12, 2009
5/16/2006

Samsung Securities (America), Inc.

(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of March 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

May 16, 2006

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

Cash and cash equivalents	$	6,439,760
Commissions receivable from Parent		664,303
Commissions receivable from brokers, dealers and clearing organizations		30,708
Financial instruments owned, at market value:		
Certificate of deposit		477,893
Time deposits		11,000,000
Furniture and office equipment, at cost, less accumulated depreciation of $197,341		28,926
Other assets		261,135
TOTAL ASSETS	$	18,902,725

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities	$	646,161
Commitments		
Stockholder's equity:		
Common stock, par value $1 per share - 100 shares authorized, issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		13,256,564
Total stockholder's equity		18,256,564
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	18,902,725

See notes to statement of financial condition.

SAMSUNG SECURITIES (AMERICA), INC.
(A WHOLLY-OWNED SUBSIDIARY OF SAMSUNG SECURITIES CO., LTD.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the state of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and has been a member of the National Association of Securities Dealers, Inc. ("NASD") since February 25, 1998.

The Company engages primarily in broker and dealer transactions of Korean securities, and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of operations, the major source of income is commissions from its brokerage services.

The Company has clearing agreements with its Parent and others whereby the clearing organizations clears their securities transactions for the Company and its customers and carries such accounts on a fully disclosed basis as their customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents – Cash equivalents include all highly liquid instruments purchased with original maturity of three months or less at the date of acquisition.

Securities and Brokerage Transactions – Securities transactions and related income and expenses are recorded on a settlement date basis. Transactions are reviewed on a trade date basis for significant differences. No unsettled securities transactions existed at March 31, 2006. Commission and related expenses are recorded on a trade date basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Office Equipment – Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Income Taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will be realized.

Fair Value of Financial Instruments – Financial instruments owned, which are primarily invested in certificates of deposit and time deposits, are valued at the fair value using quoted market prices for actual or similar instruments which the resulting gains or losses reflected in trading gain or loss for the current year. Receivable from brokers, dealers and clearing organizations, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term maturity of those financial instruments. The Company does not believe it is practicable to estimate the current fair value of the related party asset, as disclosed in Note 5, due to the related party nature of the transaction.

Recent Accounting and Reporting Developments – In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, *Exchange of Non-monetary Assets - an amendment of Accounting Principles Board Opinion No. 29* ("SFAS No. 153"), which eliminated the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchange of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 shall be effective for the exchange of non-monetary assets incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 153 will have a material effect on its financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"). SFAS No. 154 requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 is effective for fiscal year beginning after December 15, 2005. The Company does not believe that the adoption of SFAS No. 154 will have a material effect on its financial statements.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS No. 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125*, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued during fiscal year beginning after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material effect on its financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Asset - an Amendment of FASB Statement No. 140.* This statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125*, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective for all separately recognized servicing assets and servicing liabilities during fiscal year beginning after September 15, 2006. The Company does not believe that the adoption of SFAS No. 156 will have a material effect on its financial statements.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2006, the Company had a minimum net capital requirement of $250,000, whereas it had net capital of $11,551,157. The Company's percentage of aggregate indebtedness to net capital was 5.59%.

4. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2006 is as follows:

	Deferred Tax Assets (Liabilities)
Unrealized loss on securities	$ 3,482
Depreciation	(2,264)
Total	1,218
Valuation allowance	-
Net deferred tax assets	$ 1,218

The necessity of establishing a valuation was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of March 31, 2006.

Deferred tax asset of $3,482 and deferred tax liability of $2,264 are included in other assets, and accrued expenses and other liabilities, respectively, on the accompanying statement of financial condition.

During 2005, the Company's income tax return for the year ended March 31, 2004 was examined by the Internal Revenue Service ("IRS"). As a result of the IRS adjustments, the accrued bonuses of $410,000 were disallowed for the year ended March 31, 2004. The Company amended its New York state and New York city tax returns for the year ended March 31, 2004 to reflect the IRS adjustments. The amendments of its New York state and New York city tax returns and federal tax adjustments from IRS resulted in an additional tax liability of $214,316, which is included in the income tax provision for the year ended March 31, 2006.

5. RELATED PARTY TRNSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Related commissions receivable from the Parent as of March 31, 2006 amounted to $664,303.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code.

7. COMMITMENT

The Company leases office under noncancelable operating lease expiring in December 2009. The following is a schedule of the approximate minimum annual rental commitment for such lease:

Year ending March 31:		Amount
2007	$	178,000
2008		188,000
2009		188,000
Thereafter		141,000
	$	695,000

8. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with theses activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

9. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 16, 2006

Samsung Securities (America), Inc.
405 Lexington Avenue
New York, NY 10174

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., for the year ended March 31, 2006 (on which we issued our report dated May 16, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP